EUGENE WINSTON WHEELER JR
848 FRANKLIN RD NE
MASSILLON, OH 44646
(216)924-2224

NOVEMBER 04, 2019

American Depositary Share
Evidenced by American Depositary Receipt
for deposited ordinary share of
<u>EUGENE WINSTON WHEELER JR</u>

Greetings To Whom Theses Presents May Come:

This cover letter is to refer to the Registration Statement on Form F-6 (the *"Registration Statement"*) to be filed with the Securities and Exchange Commission (the *"SEC"*) by the legal entity issuing American Depositary Share ("ADS") as hereinafter for the purpose to registering under the U.S. Securities Act of 1933, as amended (the *"Securities Act"*). Please find enclosed the following documents; The Eligibility Questionnaire, Trade Payment Wizzard$, Federal Reserve Official Authorization List, Resolution Authorizing an Institution to Open and Maintain Accounts and Use Services along with a Fingerprint Card submitted by the Authorize Signatory of the Corporation for this transaction. Amount to be registered is (1) share American Depositary Share (the *"ADS"*) at 5,000,000.00 proposed aggregate price per unit. The proposed offering price is 5,000,000.00 to issue by EUGENE WINSTON WHEELER JR Corporation as the Depositary Bank, Pledged/Endowed to THE WHEELER LEGACY TRUST, with bank coordinates as follows; JPMORGAN CHASE BANK N.A., routing# 044000037 and account# XXXXX2701. EUGENE WINSTON WHEELER JR, is a corporation organized under the laws of OHIO (the *"Company"*), and the Holders and Beneficial Owners from time to time of ADS issued thereunder. This American Depositary Share ("ADS") will represent one (1) ordinary share of the Company (the *"Share"*) with the standing value as indicated on the Registration Statement.

Based upon and subject to the foregoing, the American Depositary Share covered by the Registration Statement, when evidenced by American Depositary Receipts that are duly executed and delivered by the Depositary and issued in accordance wit.

Nothing contained herein or in any document referred to herein is intended by this company to be used, and the addressee hereof cannot use anything contained herein or in any document referred to herein, as "tax advice" (within the meaning given to such term by the U.S. Internal Revenue Service ("IRS") in IRS Circular 230 and any related interpretative advice issued by the IRS in respect of IRS Circular 230 prior to the date hereof, and hereinafter used within such meaning and interpretative advice).

The foregoing is limited to the laws of the State of New York, and is not illustrating as to the effect of the laws of any other jurisdiction(s), and that the ADS or any other associated securities of EUGENE WINSTON WHEELER JR Corporation currently are not placed on any American or foreign exchange(s).

I hereby consent to the use of this letter of instruction to the above-mentioned Registration Statement. In giving such consent, we do not admit thereby that I am within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Eugene Winston Wheeler Jr
Authorized signatory, Principle


Eugen Winston Wheeler Jr.
CORPORATE
SEAL
OHIO

Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy

THE DEPOSITORY TRUST COMPANY (DTC) ELIGIBILITY QUESTIONNAIRE

DTC IS A SUBSIDIARY OF THE DEPOSITORY TRUST & CLEARING CORPORATION

To make a new issue of securities DTC eligible, the completed questionnaire and a copy of the offering prospectus (preliminary or final) must be submitted to DTC's Underwriting Dept. at least 10 business days prior to the issue's closing date. If complete CUSIP INFORMATION (CUSIP numbers, interest rates, and final maturities) is not included with the questionnaire, please provide to DTC in writing upon pricing of the issue.

ISSUE INFORMATION

Please check one of the following:
☐ ABS ☐ CMO ☒ Corporate

Please indicate whether or not the issue is a "security" as such term is defined in Article 8 of the New York Uniform Commercial Code.
☒ Yes ☐ No

Please indicate whether or not the issuer is a United Kingdom entity.
☒ Yes ☐ No (If yes, a UK rider is required.)

Please check at least one of the following, the issue is:

☒ Registered with the SEC

☒ Eligible for resale under Rule 144A

☒ Eligible for resale under Regulation S of the '33 Act

☐ Issuer relying on Section 3(c)(7) of the '40 Act

☐ Exempt under Rule 3(a)(2) of the '33 Act

☐ Exempt under another exemption(s); indicate exemption(s): ____________

Issuer Name & Issue Description: EUGENE WINSTON WHEELER JR

SOCIAL SECURITY BOND # G93669648

Incorporated in or formed under the laws of: 134-63-002295 OH

Issue Principal/Offering Amount: N A

Share Quantity: N A

Closing Date: ______/______/______(MM/DD/YYYY)

Is this a Book-Entry-Only issue (represented by a global certificate with no certificates available to individual holders.)
☒ Yes ☐ No (If yes, a Letter of Representations is required.)

Does this issue contain a put/tender feature? ☐ Yes ☒ No (If yes, for certificated issues a Tender Letter of Representations is required.)

CONTACT INFORMATION

Eugene Winston Wheeler Jr
Lead Underwriter

Eugene Winston Wheeler Jr / ____________
Lead Underwriter Contact / Phone

____
E-Mail Address

DTC Participant account number to be credited at the time of closing:
____

If Lead Underwriter is not a DTC Participant, please provide the contact information for the Clearing DTC Participant.

JPMORGAN CHASE BANK N A
Clearing DTC Participant

____________ / ____________
Clearing DTC Participant Contact Name / Phone

____
E-Mail Address

CONTACT INFORMATION (Continued)

JPMORGAN CHASE BANK N A
Transfer Agent

____________ / ____________
Transfer Agent Contact / Phone

Eugene Winston Wheeler Jr
Paying Agent

Eugene Winston Wheeler Jr / 216-924-2224
Paying Agent Contact / Phone

Eugene Winston Wheeler Jr
Issuer's Counsel

Eugene Winston Wheeler Jr / 216-924-2224
Issuer's Counsel Contact / Phone

Eugene Winston Wheeler Jr
Remarketing Agent (provide if applicable to the issue)

Eugene Winston Wheeler Jr / 216-924-2224
Remarketing Agent Contact / Phone

Eugene Winston Wheeler Jr
Tender Agent (provide if applicable to the issue)

Eugene Winston Wheeler Jr / 216-924-2224
Tender Agent Contact / Phone

DELIVERY OF SECURITIES

Will the securities be eligible as a FAST (Fast Automated Securities Transfer) issue? ☒ Yes ☐ No

If no, provide the date the securities will be delivered to DTC:
11 / 04 / 2019 (MM/DD/YYYY)

Note:
Please use the address listed on the CUSIP INFORMATON page to deliver securities to DTC at least one business day before closing. For additional information, please contact DTC's Interface/Underwriting Department at the numbers provided.

SUBMITTED BY: [PLEASE CHECK ONE]

☒ Underwriter

☐ Clearing DTC Participant

By: Wheeler Eugene Winston J
(Authorized Signature)

Eugene Winston Wheeler Jr/ 11/04/2019
(Print Name & Date)

CUSIP INFORMATION

CUSIP NUMBER	CLASS	INTEREST RATE	FINAL MATURITY/ EXPIRATION DATE	PRINCIPAL/OFFERING AMOUNT	TYPE OF ISSUE*	INITIAL OFFERING PRICE (To The Public)
G93669648	G	2%	11/04/2019		144A	5,000,000

*** E = Equity, D = Debt, 144A, AI, Reg S**

DTC UNDERWRITING DEPARTMENT PHONE NUMBERS:

ISSUE ELIGIBILITY   UNDERWRITING HOTLINE

         1 (866) 724-4402 (within the U.S. & Canada)

         1 (212) 855-2210 (for callers outside of the U.S. & Canada)

         Option # 2 Eligibility : Sub Option # 1 Municipal; Sub Option # 2 Corporate

         Option # 3 Book Entry Only Letters of Representations

         Option # 5 Closings

CLOSING DESK   1 (212) 855-3752

PACKAGING INQUIRIES 1 (212) 855-5878 or 3713
FAX   1 (212) 855-8707

DEPARTMENT MANAGERS 1 (212) 855-3727 or 1 (212) 855-1013 or 1 (813) 470-1150
FAX   1 (212) 855-5004 or 3726 or 3728 & 1 (813) 470-1037 or 1038

DTC MAILING ADDRESSES:

UNDERWRITING DEPARTMENT
ATTENTION: UNDERWRITING ELIGIBILITY DEPT.
THE DEPOSITORY TRUST COMPANY
55 WATER STREET – 1SL
NEW YORK, NY 10041-0099

DELIVERY OF SECURITIES TO DTC
(For Underwriting distribution only)
ATTENTION: UNDERWRITING/PACKAGING DEPT.
THE DEPOSITORY TRUST COMPANY
55 WATER STREET – 2SL
NEW YORK, NY 10041-0099

E-MAIL ADDRESSES:
Forward issue information to: uw-corp@dtcc.com


Trade Payment Wizard$(tm)
International Documentary Collection Instructions
Documents Against Payment


International Documentary Collection Against Payment or "D/P."
An International Documentary Collection Against Payment is a formal request for payment made by a bank on behalf of its customer. The bank acts solely as an agent and assumes no responsibility for the requested payment.

Collection Instructions:
1) Complete the Collection Request Wizard form (use upper case only).
2) Print and sign the second page International Documentary Collection along with the bill of exchange (Draft).
3) Send the International Documentary Collection along with the bill of exchange to the address indicated on the top of the second page together with your transport documents.

Date: *Nov 4, 2019*   Seller Ref: *0093669648*
Drawer (Seller): *EUGENE WINSTON WHEELER JR*
Address Line 1: *DTC 55 WATER STREET NEW YORK NY 10041*
Address Line 2: *848 FRANKLIN ROAD NE MASSILLON OHIO 44646*
Contact Person: *EUGENE WINSTON WHEELER JR*
Phone Number: *216-924-2224*

Drawee (Buyer) *EUGENE WINSTON WHEELER JR/ FRB 0093669648 / 071000301*
Address Line 1: *230 SOUTH LASALLE STREET CHICAGO IL 60604*
Address Line 2: *848 FRANKLIN ROAD NE MASSILLON OH 44646*

Collecting Bank (Buyer's Bank) *JPMORGAN CHASE BANK N A*
Address Line 1: *4600 DRESSLER ROAD*
Address Line 2: *CANTON, OH 44718-3670*

Documents for payment include:

Documents	Draft	Invoice	Packing List	Certificate of Origin	Insurance	AWB	B/L	Other	Other	Other
Originals	X	X						X		
Duplicate										

Covering Shipment of: *PORTAL*

Draft/Invoice# *1002*
Currency: *USD*   Amount (in Figures): *5,000,000.00*
Amount (in words): *FIVE MILLION*
Tenor: At (Sight or number of days)   *SIGHT* .

Upon payment please credit our account as follows:

Account Name: *THE WHEELER LEGACY TRUST*

Account Number: *7018882701* .

Bank Name: *JPMORGAN CHASE BANK N A*

Bank Address: *4600 DRESSLER ROAD CANTON OH 44718*

Bank ABA/Transit No.: *044000037*

Special Instructions:

Processing: Print & Sign the Collection request page two along with Draft,

EUGENE WINSTON WHEELER JR 848 FRANKLIN ROAD NE MASSILLON, OHIO 44646 Ph: 216-924-2224 Fax: 877-867-8885	**International Documentary Collection Documents Against Payment**
Seller/Drawer: Name: EUGENE WINSTON WHEELER JR Address: DTC 55 WATER STREET NEW YORK NY 10041 848 FRANKLIN ROAD NE MASSILLON OHIO 44646	**Date:** Nov 4, 2019 **Seller Ref:** 0093669648 Contact Person: EUGENE WINSTON WHEELER JR Contact Number: 216-924-2224

WE ENCLOSE THE FOLLOWING FOR COLLECTION

Buyer/Drawee/Drawn on: Name: EUGENE WINSTON WHEELER JR/ FRB 0093669648 / 071000301 Address: 230 SOUTH LASALLE STREET CHICAGO IL 60604 848 FRANKLIN ROAD NE MASSILLON OH 44646	**Collecting Bank** (if blank we will designate a Bank for you) Name: JPMORGAN CHASE BANK N A Address: 4600 DRESSLER ROAD CANTON, OH 44718-3670

Draft/Invoice #: 1002	**Draft Amount:** USD 5,000,000.00	**Tenor:** ☑ SIGHT

Deliver Documents Against ☑ **Payment** ☐ **Acceptance**

Documents	Draft	Invoice	Packing List	Certificate of Origin	Insurance	AWB	B/L	Other	Other	Other
Originals	X	X						X		
Duplicate										

Covering Shipment of: PORTAL

- ☑ Drawee Bank charges are to be paid by Drawee(s)
- ☑ Your charges are to be paid by ☐ Drawer ☑ Drawee(s)
- ☑ Debit our account ____________ for your charges
- ☐ Waive charges if refused by the Drawee(s) & charge us
- ☐ Do not waive charges
- ☑ Advise Non-Acceptance and/or Non-Payment by SWIFT
- ☑ Advise Payment and/or Acceptance by SWIFT
- ☑ Protest for Non-Payment
- ☐ Do not Protest
- ☐
- ☐
- ☐

Upon payment please credit our account as follows:

Account Name: THE WHEELER LEGACY TRUST

Account Number: 7018882701

Bank Name: JPMORGAN CHASE BANK N A

Bank Address: 4600 DRESSLER ROAD CANTON OH 44718

Bank ABA/Transit No.: 044000037

Special Instructions:

[signature]	PRINCIPAL / AUTHORIZED SIGNATORY	Nov 4, 2019
Drawer/Customer's Authorized Signature	**Name and Title**	**Date**

EUGENE WINSTON WHEELER JR **International Bill of Exchange** Date Nov 4, 2019 No. 1002

Place of drawing 848 FRANKLIN ROAD NE MASSILLON OHIO 44646 At SIGHT

Pay to the order of MATTHEW MYERS ESTATE

Amount FIVE MILLION USD 5,000,000.00

Value received and charge to account of EUGENE WINSTON WHEELER JR/ FRB 0093669648 / 071000301

To: EUGENE WINSTON WHEELER JR/ FRB 0093669648 / 071000301
230 SOUTH LASALLE STREET CHICAGO IL 60604
848 FRANKLIN ROAD NE MASSILLON OH 44646

Drawer EUGENE WINSTON WHEELER JR

by: [signature]

Authorized Signature
As Good as Aval

(UNCITRAL Convention – Resolution No. A/RES/43/165/ Issued 9/ Dec/1988) drawn in particular to Articles 1-7, 11, 12, 13, 46(3), 47(1) and 53.

Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy

Resolutions Authorizing an Institution
to Open and Maintain Accounts and Use Services

As evidenced by my signature below, I certify that the following are correct and complete copies of the resolutions duly adopted on _____11-04-2019_____ by the board of directors of _____

(date)

__EUGENE WINSTON WHEELER JR_____ ("Institution"), a banking corporation

(official name of banking institution)

duly established and operating under the laws of __State of Ohio, United States of America__ , with its head office located at
___848 FRANKLIN RD NE, MASSILLON, OHIO 44646_____ , in accordance with applicable law and the Institution's chartering documents.   I also certify that such resolutions have not been modified, remain in effect, and are not in conflict with any provisions of the Institution's certificate of incorporation, by-laws, or chartering and/or licensing statutes or requirements:

1.   RESOLVED, that the Institution is authorized to open and/or maintain a Master Account at the Federal Reserve Bank of the District in which the Institution is located, to agree to all of the provisions of the Federal Reserve Banks' Operating Circular No.1, Account Relationships, to obtain services from and incur obligations to any Federal Reserve Bank, and to agree to all of the provisions of the Federal Reserve Banks' operating circulars covering such services.

2.   RESOLVED, that the President, the Chief Financial Officer, Cashier, and _____

__MASTER ACCOUNT HOLDER_____

(exact titles of officials, or if Institution chooses to authorize specific individuals, insert names and titles of such individuals)

of the Institution, and each of their successors in office, are each hereby authorized and directed to transmit to the Federal Reserve Banks a list of the names, titles and signatures of persons to be recognized as authorized to apply for a Master Account in the Institution's name, execute agreements relating to such account or any Federal Reserve Bank services, issue instructions on the Institution's behalf to any Federal Reserve Bank, and transact business on the Institution's behalf.

3.   RESOLVED, that the officials designated in the foregoing resolutions are each hereby authorized to do any and all acts that may be necessary or incidental to any transaction authorized by the relevant resolution, or that may be designed to carry out the purpose of such resolution; and that such resolution and all the powers hereby granted shall continue in full force until written notice of revocation has been received by the Federal Reserve Bank of the District in which the Institution is located and such Federal Reserve Bank has had reasonable time to act on such notice.

4.   RESOLVED, that all prior resolutions regarding accounts with Federal Reserve Banks and/or the use of Federal Reserve Bank services (other than resolutions authorizing the Institution to borrow from and pledge collateral to a Federal Reserve Bank and resolutions relating to daylight overdraft capacity and net debit caps) are hereby revoked.



_____
(Signature of certifying official)*

Wheeler, Eugene Winston Jr, Authorized Signatory
_____
(Name and Title)

11-04-2019
_____
(Date)

Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy

_____

* The certifying official must be the Secretary or Assistant Secretary of the Institution or another officer of similar or higher rank. The official also must have the authority to certify the statements in this document and may not be a person authorized in Paragraph 2.



Federal Reserve Bank
Official Authorization List

*Page __1__ of __2__

This supersedes our previous Official Authorization List? * *(If neither is selected, previous list will also remain in effect)*	✓ Yes	☐ No

Financial Institution Name*	Routing (ABA) Number*
EUGENE WINSTON WHEELER JR	0093669648

Effective Date*	Street Address*
11/04/2019	848 FRANKLIN ROAD N.E.

Telephone*	Street Address
(216) 924-2224	

City*	State*	Zip Code*
MASSILLON	Ohio	44646

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature*		Title* MASTER ACCOUNT HOLDER
Name *	First* EUGENE / Middle Initial W / Last* WHEELER / Suffix JR	
Phone* (216) 924-2224	Extension	Email Address* GENO.WHEELER@YAHOO.COM

Notary Public Authentication of Authorizing Officer*

State of Ohio)
County of Stark)
Subscribed and sworn to before me on 4 Nov, 20 19

By Kimberly A. Chapman .
(Authorizing Officer's Printed Name)



Notary Public Signature

(Notary Seal w/expiration date)

KIMBERLY A. CHAPMAN
Notary Public, State of Ohio
My Commission Expires 02-20-2023

Certifying Official (The section must be completed if Paragraph 2 of your Institution's authorizing Resolutions identifies Authorized Officers by title only. The Certifying Official must be the Secretary or Assistant Secretary of the institution or an official of similar or higher rank. The official must also have the authority to certify the statements in this document.)

I, _____,
(Certifying Official's Printed Name and Title)
of the above Institution, do hereby certify that

_____ is a
(Authorizing Officer's Printed Name)

_____ of such Institution.
(Title of Authorizing Officer)



Certifying Official Signature



Notary Public Authentication of Certifying Official

State of Ohio)
County of Stark)
Subscribed and sworn to before me on 4 Nov, 20 19

By Kimberly A Chapman .
(Certifying Official's Printed Name)



Notary Public Signature

(Notary Seal w/expiration date)

KIMBERLY A. CHAPMAN
Notary Public, State of Ohio
My Commission Expires 02-20-2023





Federal Reserve Bank
Official Authorization List

To the Federal Reserve Banks: Below are the names, titles, and signatures of the individuals authorized to transact business and issue instructions (except for Discount Window, Operating Circular 10, transactions) on behalf of the Institution identified on page one of this document.

Name:	First: EUGENE	Middle Initial: W	Last: WHEELER	Suffix: JR
Phone: (216) 924-2224			Extension:	
Title: MASTER ACCOUNT HOLDER			Email: GENO.WHEELER@YAHOO.COM	
Signature:			Limitations to Authority: (leave blank if none)	

Name:	First	Middle Initial	Last	Suffix
Phone:			Extension:	
Title:			Email:	
Signature:			Limitations to Authority: (leave blank if none)	

Name:	First	Middle Initial	Last	Suffix
Phone:			Extension:	
Title:			Email:	
Signature:			Limitations to Authority: (leave blank if none)	

The Authorizing Officer on Page 1 of this document is required to sign each page of the Official Authorization List.

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature*	Wheeler, Eugene Winston		Title*: MASTER ACCOUNT HOLDER	
Name*	First*: EUGENE	Middle Initial: W	Last*: WHEELER	Suffix: JR

Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy

You may add additional signers by completing this pa[ge] ... mitting it with your request. Please indicate the total number of pages, Including the first/no[...] ely at the top right hand corner of this document.

Last Updated: 08/2012

Wheeler, Eugene Winston Jr

EUGENE WINSTON WHEELER JR





L

R